SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No __)*


                            Minnesota Brewing Company
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   604005 10 8
                                 (CUSIP Number)

                                 Bruce E. Hendry
                      c/o Dougherty Summit Securities, LLC
                                   Suite 4400
                             90 South Seventh Street
                  Minneapolis, MN 55402, Phone: (612) 897-5569
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1999
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

CUSIP NO.   604005 10 8                13D
          ----------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Minnesota Brewing Limited Partnership
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                 NA
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Minnesota
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF

   SHARES          -------------------------------------------------------------

BENEFICIALLY          8     SHARED VOTING POWER

  OWNED BY                  2,148,829
                   -------------------------------------------------------------
    EACH              9     SOLE DISPOSITIVE POWER

  REPORTING
                   -------------------------------------------------------------
   PERSON            10     SHARED DISPOSITIVE POWER

    WITH                    2,148,829
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,148,829
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 62.1%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

CUSIP NO.   74974R 10 7                13D
          ----------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Bruce E. Hendry
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|

                                                                        (b)  |_|
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                 NA
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.A.
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
  NUMBER OF

   SHARES          -------------------------------------------------------------

BENEFICIALLY          8     SHARED VOTING POWER

  OWNED BY                  2,148,829
                   -------------------------------------------------------------
    EACH              9     SOLE DISPOSITIVE POWER

  REPORTING
                   -------------------------------------------------------------
   PERSON            10     SHARED DISPOSITIVE POWER

    WITH                    2,148,829
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,148,829
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 62.1%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                 IN
--------------------------------------------------------------------------------

ITEM 1.      Security and Issuer

         (a) Name of Issuer.

             Minnesota Brewing Company, a Minnesota Corporation
             Common Stock, $.01 Par Value

         (b) Address of Issuer's Principal Executive Offices.

             882 West Seventh Street
             Saint Paul, Minnesota 55102

ITEM 2.      Identity and Background

         (a) Name. This statement is being jointly filed by Minnesota Brewing Limited Partnership and Bruce E. Hendry

         (b) Address of Principal Business Office Or, If None, Residence. The principal address of Minnesota Brewing Limited Partnership and Bruce E. Hendry is Dougherty Summit Securities, LLC, 90 South Seventh Street, Suite 4400, Minneapolis, MN 55402.

         (c) Present Principal Occupation or Employment. Bruce E. Hendry is Chair of Minnesota Brewing Company and an employee of Dougherty Summit Securities, LLC.

         (d) Criminal Proceedings. None.

         (e) Litigation. None.

         (f) Citizenship. Bruce E. Hendry is a citizen of the United States.

ITEM 3.      Source And Amount of Funds or Other Consideration

         On March 31, 1999, Minnesota Brewing Company filed with the Minnesota Secretary of State a Certificate of Right and Preferences of Class A Convertible Preferred Stock and reserved the issuance of 700,000 shares. Minnesota Brewing Company issued a total of 547,614 shares to the Minnesota Brewing Limited Partnership on March 31, 1999. This represented the conversion into the Class A Preferred Stock of $1,369,036 of debt owed by Minnesota Brewing Company at December 31, 1998 to the Minnesota Brewing Limited Partnership.

         Minnesota Brewing Company and the Minnesota Brewing Limited Partnership had agreed in December 1998 to convert the debt into preferred stock of Minnesota Brewing Company.

         The Minnesota Brewing Limited Partnership also agreed to convert an additional $150,327 of debt existing at March 31, 1999 into 60,131 shares of Class A Convertible Preferred Stock. The amounts due to Minnesota Brewing Limited Partnership were derived from rents due and owing for the lease by Minnesota Brewing Company from the Minnesota Brewing Limited Partnership of the facility at which the Minnesota Brewing Company operates and interest on borrowngs by Minnesota Brewing Company from Minnesota Brewing Limited Partnership.

ITEM 4.      Purpose of Transaction

         The purpose of the conversion of the indebtedness into Class A Convertible Preferred Stock was to improve the capitalization of Minnesota Brewing Company. Minnesota Brewing Company brews beer and is in the process of exploring the development of an ethanol production facility.

         Minnesota Brewing Limited Partnership and Bruce E. Hendry intend to participate with Minnesota Brewing Company in connection with the production of ethanol, and have the established a new entity that will be involved in the ownership of the ethanol facility. Minnesota Brewing Company and the Minnesota Brewing Limited Partnership transferred assets to the new entity in connection with the exploration of the ethanol project.

         It is anticipated that Mr. Hendry will receive the right to buy additional shares of Minnesota Brewing Company stock in connection with the establishment of the new entity.

         Except as set forth above, Bruce Hendry and Minnesota Brewing Limited partnership has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.      Interest in Securities of the Issuer

         As of March 31, 1999 the ownership of Minnesota Brewing Limited Partnership and Bruce E. Hendry was as follows:


         (a) Amount Beneficially Owned - 2,148,829

         (b) Of the shares owned, the Minnesota Brewing Limited Partnership and Bruce E. Hendry have the power to vote as follows:

             (i)   Sole power to vote or direct the vote -
             (ii)  Shared power to vote or direct the vote - 2,148,829
             (iii) Sole power to dispose or direct the disposition of -
             (iv) Shared power to dispose or direct the disposition of - 2,148,829

         Of the shares listed above, 1,541,084 are shares of common stock and 607,745 are shares of Class A Convertible Preferred Stock. All the shares are owned by Minnesota Brewing Limited Partnership.

         Bruce E. Hendry is the president and sole shareholder of Minnesota Brewing Management Company, the general partner of Minnesota Brewing Limited Partnership. As a result Bruce E. Hendry the power to vote all the shares of common stock and Class A Convertible Preferred Stock owned by Minnesota Brewing Limited Partnership in Minnesota Brewing Company.

         Each share of Class A Convertible Preferred Stock is convertible into a share of common stock and has voting right equal to one share of common stock. Each share of Class A Convertible Preferred Stock has a liquidation preference of $2.50 per share and is entitled to cumulative dividends of nine percent (9%) per year.

         (c) Recent Transactions. See Item 3.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. Contracts, arrangements, Understanding and relationship with respect to Securities of the Issuer.

As noted above, Bruce E. Hendry is the president and sole shareholder of Minnesota Brewing Management Company, the general partner of Minnesota Brewing Limited Partnership. As a result Bruce E. Hendry the power to vote all the shares of common stock and Class A Convertible Preferred Stock owned by Minnesota Brewing Limited Partnership in Minnesota Brewing Company.

ITEM 7.      Material to be Filed as Exhibits

                Exhibit 1 Joint Filing Agreement.
                Exhibit 2 Certificate of Rights and Preferences of Class A
                 Preferred Stock.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


April 9, 1999                        Minnesota Brewing Limited Partnership, a
                                     Minnesota Limited Partnership, by Minnesota
                                     Brewing Company, its General Partner



                                     By: Bruce E Hendry
                                         ---------------------------------------
                                         Bruce E. Hendry, President


                                     /s/ Bruce E. Hendry
                                         ---------------
                                         Bruce E. Hendry